Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Box Entertainment, Inc.
4850 Competition Drive
Bettendorf, IA 52772
https://www.steamwheelersfootball.com

Up to $107,000 in Series A Common Stock at $0.25
Minimum Target Amount: $5,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Box Entertainment, Inc.
Address: 4850 Competition Drive, Bettendorf, IA 52722
State of Incorporation: WY
Date Incorporated: September 5, 2019

Terms:

Equity

Offering Minimum: $5,000.00 / 20,000 shares of Common Stock
Offering Maximum: $107,000.00 / 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $125.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.

The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

The company is being created as a holding company for the acquisition of small market professional and semi-professional sports team franchises, and sports-oriented providers of equipment, merchandise and other team and franchise consumables. We believe these acquisitions complement our management team's expertise and will benefit from our strategic and hands-on operational leadership.

The first acquisition will be for the Quad City Steamwheelers, an indoor football team playing in the Indoor Football League. Home games occur at The Taxslayer Center located at 1201 River Drive Moline, Illinois 61265. The next acquisition target is anticipated to be a sports apparel importer and manufacture located in North Texas.

Mission

The mission of the company is to build a portfolio of professional sports team franchises and sports-oriented companies in order to provide efficiency in capitalization and management while creating synergy and buzz between the different companies for the benefit of the portfolio.

Success Keys

Our keys to success include:
1. Consolidated management operations
2. Consolidated administration with the ability to negotiate rates on items such as merchant services or input (COGS) materials
3. Cross promotional activities between portfolio companies
4. Friendly Trade Agreements between portfolio companies
5. Recapitalization and subsequent investment to rejuvenate operations

Market Analysis Summary

Prior to our offering the easiest way to invest in a sport team franchise was through Exchange Traded Funds (ETFs) that have small percentage ownership interests in companies with sports team exposure.

For those who aren't super-rich, but still want to own part of a team, one way to get a foot in the door is with a minor league team. Venture capitalists and institutional investors have been putting together financing deals for ownership groups such as ours that focus on teams in small markets. National Sports Services, a sports consulting firm, reports that well-run independent and minor league teams traditionally yield an annual return of 5% to 10%. That level of positive cash flow has pushed up the value of these teams, with selling prices averaging four times the purchase price after at least five years in operation.

Independent teams aren't burdened by the rules and obligations of league affiliations. Many of them have upgraded their facilities to better compete with the big leagues. The lowest entry prices are available for struggling hockey teams as attendance falls off and their debt mounts. While there is significant risk in such investments, many teams have been turned around and become very profitable.

It should be noted that our first acquisition, The Quad City Steamwheelers is a member of the Indoor Football League which is established with 14 teams. See below for the marketing section specific to the Steamwheelers.

In an article published by CNBC on May 2, 2020 titled, "With sports on pause, new opportunities to buy stakes in cash-strapped teams could arise", Charles Baker, a partner at law firm O'Melveny who represents sport team owners, said that while Covid-19 has impacted revenue streams team owners are seeking to raise liquidity or exit their ownership positions. We are experiencing an increase in opportunities as valuations are depressed due to economic circumstances and believe that as the US pulls out of the pandemic sales for professional sports will rebound quickly.

Competition Analysis

RedBall Acquisition Corp.
RedBall Acquisition Corp. (the "Company") announced 8/17/2020 the closing of its initial public offering of 57,500,000 units, which includes 7,500,000 units issued pursuant to the exercise by the underwriters of their over-allotment option in full. The offering was priced at $10.00 per unit, resulting in gross proceeds of $575,000,000.

RedBall Acquisition Corp. is a new blank check company incorporated as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While the Company may pursue an acquisition opportunity in any industry or sector, it intends to focus on businesses in the sports, media and data analytics sectors, with a focus on professional sports franchises, which complement the management team's expertise and will benefit from its strategic and hands-on operational leadership. The Company's Sponsor, RedBall SponsorCo LP, is an affiliate of RedBird Capital Partners.

We expect to encounter competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire.

Management Team of Acquisitions Company

Officers and Directors of the Company

Sam Smith – CEO & Director

Mr. Smith has owned and operated numerous businesses with an emphasis on corporate finance, growth and innovation.

Mr. Smith has a career history as a Venture Capitalist, raising private and public equity, managing buying and selling groups, and identifying niche opportunities in a variety of businesses and industries. He has extensive experience in origination, structuring and oversight for seed capital funding and
structured finance. He has built and maintained infrastructure through the startup
phase with numerous private and public companies.

A veteran who served in the United States Marine Corps, Mr. Smith graduated from Texas A&M University in Commerce with a degree in Economics and Political Science. He also attended the University of Tulsa College of Law.

Victor Mann – Director

Mann played college football at Kansas State as a running back under Hall of Fame coach Bill Snyder. There, he was named All-Big 12 Conference selection for three consecutive years. Mann was awarded MVP in 2005 and was named to the American Football Coaches Association Good Works Team which recognizes college athletes for community service. His post collegiate career includes playing for the Kansas City Chiefs and playing five years in the Arena Football League's Oklahoma City Yard Dawgz and Kansas City Command.

Doug Bland – Director

Doug Bland is an experienced marketing executive and entrepreneur with a long history in the Sports industry. Bland served as Director of Marketing for Roger Penske Motorsports and International Speedway Corporation where he was responsible for a multi-million dollar marketing and sponsorship campaign. In 2000, Bland put his expertise to work for himself when he founded DirtCar, Inc. By 2005, it was known as one of the Racing Industries premier sanctioning bodies. Doug sold the company in 2005. Doug's knack for leveraging business-to-business relationships within the Sports Industry had produced sales and distribution channels accounting for millions of dollars in revenues for his clients. In the fall of 2014, Bland reunited with long time business associate Terry Dickerson to work with the Mesquite Arena. Doug attended the Illinois Valley College and the University of Illinois where he studied Business Administration and marketing. Doug has recently relocated from Southern California to Rockwall, Texas.

Cory Ross – Director

Cory Ross is a former American football, Canadian football and indoor football running back. He played college football for Nebraska. He pursued football professionally with the Baltimore Ravens and then the Pittsburgh Steelers of the National Football League. He then played for the Edmonton Eskimos of the Canadian Football League. Mr. Ross was previously the head coach of Omaha Beef of Champions Indoor Football. He started as Quad City's head football coach in during their 2018 season.

First Acquisition Target – The Quad City Steamwheelers

The Quad City Steamwheelers is locally owned and operated by Doug Bland who resides in Moline, IL. Doug has spent his entire 25-year career within the Sports and Entertainment Industry and was born and raised in the nearby community of
Ottawa, IL.

The Team was originally established in 2000 by Arena Football inventor Jim Foster, then took a hiatus in 2009 when the Arena League 2 dismantled. After a 9-year layoff Mr. Bland brought this storied franchise back to the market in 2018 with a playoff run all while breaking league attendance figures.

The Steamwheelers is a community-oriented organization which will continue to offer creative programs within the Quad City community. Our players are a mix of 25 young men, including 5 local players, who played division-one football at major University programs from across the country. These players live in the Quad Cities and represent the community from March – June each season.

Some players work as substitute teachers during the season to make extra money while others work at our Sponsor's locations. These players were undrafted by the NFL or were at one point on an NFL team. Most of them are trying to gain experience and added exposure to return to an NFL roster.

Season	League	Finish	Wins	Losses	Postseason Results
2018	CIF	3rd	8	4	Lost Conference Semifinal to Sioux City (46-54)
2019	IFL	7th	6	8	
2020	IFL		1	0	Season Cancelled to to Covid-19 Pandemic
			15	**12**	

Due to the cancelation of the 2020 season, there is $90,000 in promotions due to 2020 sponsors. This will be provided during the 2021 season and should have minimal impact on operations.

Market Analysis Summary - Steamwheelers

The Indoor Football League (IFL) is a professional indoor American football league created in 2008 out of the merger between the Intense Football League and United Indoor Football. It has the largest number of currently active teams (13) among indoor football leagues. The league has operated continuously under the same name and corporate structure and is the longest running league in indoor football. The season consists of approximately 14 games, plus two or more rounds of playoffs.

- The Indoor Football League began play in 2009 following a merger between the United Indoor Football League and the Intense Football League.
- The IFL is America's longest-running indoor football league and begins its 13th consecutive season of play in 2021.
- There are currently 14 teams that will play in the IFL for 2021, with additional expansion expected.
- The IFL will play a 16-game schedule in 2021 with each team having eight home games and eight road games.
- The IFL includes a number of historic indoor football organizations such as the Arizona Rattlers, the Green Bay Blizzard, the Iowa Barnstormers, the Sioux Falls Storm and more.
- The IFL is led by Commissioner Todd Tryon. He enters his second season as commissioner in 2021 after being an IFL player, coach, and team owner.

Prior to the 2020 season, the IFL agreed to a historic sales and marketing agreement with The TEAM Management, LLC, whereby TEAM will manage the League's national sponsorships, advertising, broadcast rights, licensing, marketing, and communications. The agreement allows TEAM to solicit on behalf of the League national-level sponsorship and broadcast partners for the first time while also creating new revenue streams for both the League and the League's teams.

The IFL's local presence is a mix of major market DMAs (designated market areas) valued by national advertisers and broadcasters and midsize markets were IFL teams dominate the local sports landscape. This makes for a powerful league with many types of fan cultures and experiences. The IFL is one of the only leagues in which it is not uncommon to see market saturation compete with and beat professional teams in major markets.

Being part of professional football can be the most exciting and fulfilling venture in which people will ever participate. Stability, potential growth, and solid operations are always areas of great importance, and the IFL delivers in these areas like no other league can.

Quick Facts
- Like the NFL, NBA, NHL, and MLB the Indoor Football League is owned and directed by team owners.
- The regular season runs from March through July with playoffs running through early August.
- Players are paid $200 per game, with an additional $25 potentially to be earned each week for participation in community appearances on behalf of the team.
- Teams also offer players housing and meals during the season.

- Travel is aimed to be as regional (or divisional) as possible to minimize travel costs.
- Arenas around the league have seating capacities ranging from 5,000 to 18,000 with the average facility holding around 6,700 fans.
- Teams play in communities with populations ranging from 60,000 to over 1.5 million.
- In 2019, IFL teams averaged approximately 6,500 fans per game.
- The average ticket in the IFL sells between $12-$15.
- 80+ players from the IFL have gone on to sign contracts in the NFL or CLF.
- The average IFL team spent about $500,000 to operate its franchise in a 12-month period last year.
- The average IFL team has been in existence for almost 10 years – a tremendous sign of stability.

Seasonality

The Indoor Football League typically runs a 17-week, 91 game schedule from February through June. Each team plays 14 games over the 17-week schedule. All teams belong to the same division with the top eight teams qualifying for the postseason, potentially another three games.

It is the company's plan to acquire sports operations spanning the calendar year to substantially remove seasonality from the events portion of the portfolio operations.

The Steamwheelers Team

Officers and Directors

Doug Bland – Owner & General Manager
Cory Ross – Director Football Operations
Destiny Brown - Assistant General Manager
John Albracht - Media Director

Doug Bland: Owner & General Manager
Doug Bland is an experienced marketing executive and entrepreneur with a long history in the Sports industry. Bland served as Director of Marketing for Roger Penske Motorsports and International Speedway Corporation where he was responsible for a multi-million dollar marketing and sponsorship campaign. In 2000, Bland put his expertise to work for himself when he founded DirtCar, Inc. By 2005, it was known as one of the Racing Industries premier sanctioning bodies. Doug sold the company in 2005. Doug's knack for leveraging business-to-business relationships within the Sports Industry had produced sales and distribution channels accounting for millions of dollars in revenues for his clients. In the fall of 2014, Bland reunited with long time business associate Terry Dickerson to work with the Mesquite Arena. Doug attended the Illinois Valley College and the University of Illinois where he studied Business

Administration and marketing. Doug has recently relocated from Southern California to Rockwall, Texas.

Cory Ross: Director Football Operations and Head Coach

Cory Ross is a former American football, Canadian football and indoor football running back. He played college football for Nebraska. He pursued football professionally with the Baltimore Ravens and then the Pittsburgh Steelers of the National Football League. He then played for the Edmonton Eskimos of the Canadian Football League. Mr. Ross was previously the head coach of Omaha Beef of Champions Indoor Football. He started as Quad City's head football coach in during their 2018 season.

Destiny Brown: Assistant General Manager

Destiny Brown graduated from the University of Iowa in the Spring of 2018. While at Iowa she received her bachelor's degree in Sports and Recreation Management with an emphasis in Business Studies and a Certificate in Event Management. Destiny assists the day-to-day management of the Steamwheelers organization in its corporate office and oversees all things Game Day Ops. Her impressive background adds a tremendous amount of value to the Wheelers having previous experience in the Sports Industry with teams such as the Chicago Blackhawks, Iowa Energy, Iowa Wolves, and the Cedar Rapids Kernels.

John Albracht: Media Director

Mr. Albracht is no stranger to the Quad Cities sports scene. He was the sports director at WQAD for 12 years and had a radio show at WOC AM 1420 for several years. He served as the play-by-play announcer for the Quad-City Steamwheelers from 2000-2009 and recently, has been the voice of the Iowa Hawkeye Radio Network. Jim is a native of the Quad Cities and currently lives in Bettendorf, IA.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will continue to attend and support the franchises, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $107,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future to continue operations, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

The company relies on third party facilities to host games and provide third party services. Should any of these relations dissolve, the company may have to locate new providers. This time without providers may slow the company's ability to continue operations.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that IPO Wallet instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently operate in larger markets, and/or various management teams. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing teams earlier than us, or superior products from larger professional leagues than us. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We have a thin capitalization and little equity.
The company has few reserves and a disruption could put the company in position to call for debt financing, delay operations or cease to exist.

We are indemnifying our officers and directors.
The Board of Directors will have no personal liability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The Company's Securities

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
7P Capital, LLC	10,000,000	Common Stock	100.00%
Sam Smith	100,000	Preferred Stock	100.00%

The Company's Securities

The amount of stock authorized is 100,000,000 with a total of 10,000,000 outstanding as of August 31, 2020. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of its Common Stock.

Common Stock

Voting Rights

Each share of common stock receives one vote.

Material Rights

Dividends. The holders of Common Stock will not receive any dividend payments at this time.

Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Preferred A Stock

The amount of stock authorized is 500,000 with a total of 100,000 outstanding as of August 31, 2020.

Voting Rights

Five hundred (500) votes for each Preferred A share (versus one vote for common shares)

Dividends. The holders of Preferred Stock will not receive any dividend payments at this time.

Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Preferred Stock will not be entitled to share in any assets of the Company of whatever kind available for distribution to the holders of Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:
- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- Subject to a Right of First Refusal as described in the offering statement and Company Bylaws.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The company hasn't completed any capital raises to date. The original capital raised will be from the founders.

Results of Operations

Circumstances which led to the performance of Company:

Early stage company without any cash flows to date.

Revenue:

The company hasn't produced any revenue in 2019.

Cost of sales:

There weren't any sales in 2019.

Gross margins:

There weren't any gross margins in 2019.

Expenses:

The company didn't have any expenses in 2019.

Historical results and cash flows:

The company has no cash flows to date.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)
The company needs to complete the capital raise through this offering to continue to expand through acquisition.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical to the growth of operations and team development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The company is currently operational on a very minimal level. The funds to be raised are critical in us being able to continue operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
With the minimum $5,000 raise, it would not support to the Company in its plan or provide additional runway.

With $107,000.00, we will be able to begin our acquisitions.

How long will you be able to operate the company if you raise your maximum funding goal?
The maximum funding goal of $107,000 will allow our team to streamline our process and expand our ticket sales efforts.

When we raise the full $107K we will be fully operational for 3 months. We will focus on providing more services to our fans, expanding our footprint and market the company's products to a wider range of people.

Are there any additional future sources of capital available to your company?
(Required capital contributions, lines of credit, contemplated future capital raises, etc.)
We plan on a future raise via a Reg A+ offering or Private placement after we close our targeted seed round of $107,000 on IPO Wallet.

Valuation

Pre-Money Valuation: $2,500,000

Valuation Details:

The company believes its pre-money valuation of $2.5M is conservative based on the fee of $150,000 to start a new franchise for the Indoor Football League. Based on the expertise and existing relationships of the management team in the sports entertainment industry, it is our belief we will be able to expand the portfolio quickly.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Maximum Offering Amount of $107,000.00, we plan to use these proceeds as follows:

Use	Amount ($)	Percentage (%)
IPO Wallet Fees	$9,897.50	9.25%
Marketing & Legal	$21,400	20%
First Acquisition Note	$37,450	35%
Operating Capital	$38,252.50	35.75%
Total	**$107,000**	**100.00%**

This Offering is on a best effort, $107,000 maximum basis. The minimum of $5,000 must be sold before we can use any Offering proceeds received. All funds paid to us will be available for immediate use. There can be no assurance that any or all of the Securities offered will be sold.

The figures set forth above are estimates and cannot be precisely calculated. No portion of the proceeds will be paid to officers, directors, and their affiliates.

We feel that the Offering proceeds will be sufficient to fund our immediate plans. We will need additional funds to fully develop our business. We may attempt to get such additional funds through bank financing, additional equity financing or other means. The actual application of funds cannot be precisely determined.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at steamwheelersfootballe.com (A section on steamwheelersfootball.com may provide for its annual reports.).

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.ipowallet.com/Boxentertainement

Investing Process

See Exhibit D to the Offering Statement of which this Offering Memorandum forms a part.

Letter from Our CEO
Samuel Smith

Message to our Subscribers

Current and Future Partners,

Thank you for taking the time to review our company. We believe that given the current turmoil in the small-market sports industry now is a perfect time to acquire team franchises and sport-oriented businesses that have the potential for real growth within their markets. Consolidating administrative and marketing efforts with fresh capital is the recipe for success and will allow the Company to grow quickly and profitably.

By bringing in experienced management and marketing professionals to target depressed franchises and companies for acquisition we are effectively buying low while the market is under pressure. Our goal is to build a portfolio of performing businesses which have synergies between them to build cash flow for our investors.

Sincerely,

Samuel Smith
CEO

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS CERTIFIED BY OUR CHIEF EXECUTIVE OFFICER FOR BOX ENTERTAIMET, INC.

[see attached]

I, Samuel Smith (Print Name), the Chief Executive Officer (Principal Executive Officers) of Box Entertainment, Inc. (Company Name), hereby certify that the financial statements of Box Entertainment, Inc. and notes thereto for the periods ending September 5, 2019 (beginning date of review) and December 31, 2019 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information as reported.

For the year 2019 the company didn't produce any revenues.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been   s of the September 1, 2020 (Date of Execution).

 (Signature)

_____CEO_____ (Title)

___9/1/2020___ (Date)

Box Entertainment, Inc.

**FINANCIAL STATEMENTS
(UNAUDITED – CEO REVIEWIED)**

**AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2019**

BOX ENTERTAINMENT, INC.
Index to Financial Statements
(unaudited)

BOX ENTERTAINMENT, INC.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2019
(unaudited)

	December 31, 2019
Assets	
Current Assets	
Cash	$ -
TotalAssets	-
Liabilities	
Current Liabilities	
Accounts Payable and accrued Expenses	-
Related Party Payable	-
Total Current Liabilities	-
Stockholders' equity	
Preferred stock, par value $0.001, 500,000 Preferred shares authorized; 0 shares issued and outstanding at December 31, 2019	-
Common stock, par value $0.001, 100,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2019	-
Additional paid in capital	-
Accumulated Deficit	-
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	-

See accompanying notes to financial statements

BOX ENTERTAINMENT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(unaudited)

	For The Year Ended December 31, 2019
Operating Expenses	
General and administrative expenses	-
Stock Compensation expenses	-
Professional Fees	-
Total Operating Expenses	-
Loss Before other income	-
Other Income (Expenses)	
Interest income, Net	-
Gain on discounted operations	-
Total Other Expenses	-
NET PROFIT (LOSS)	-
Income Tax Benefit	-
Net Loss per Common Share - Basic and Diluted	$ 0.00
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	-

See accompanying notes to financial statements

BOX ENTERTAINMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(unaudited)

| | Common Stock | | Preferred Stock | | Additional | Stockholders' | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance, September 5, 2019 (Inception)	-	-	-	-	-	- $	-
Net Loss	-	-	-	-	-	-	-
Balance, December 31, 2019	-	-	-	-	-	- $	-

See accompanying notes to financial statements

BOX ENTERTAINMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(unaudited)

	For the Year ended December 31, 2019
Cash Flows from Operating Activities	
Net Profit (Loss)	$ -
Adjustment to reconcile net loss to net cash used in cash activities	
Shares issued for services	-
Changes in operating assets and liabilities	
Related party loan payable	-
Accounts payable and accrued expenses	-
Net Cash Used in Operating Activities	-
Cash Flows from Financing Activities	
Issuance of common stock	-
Issuance of preferred stock	-
Net Cash Flows from Financing Activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents, beginning	-
Cash and cash equivalents, end	$ -

See accompanying notes to financial statements

BOX ENTERTAINMENT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019
(Unaudited)

Note 1 – Organization and basis of accounting

Basis of Presentation and Organization

This summary of significant accounting policies of Box Entertainment, Inc. (a development stage company) ("the Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. The Company hasn't realized any revenues from its planned principal business purpose yet and, accordingly, is considered to be in its development stage in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 915 (SFAS No. 7). The Company has elected a fiscal year end of December 31.

Business Description

The Company was incorporated in Wyoming in September 2019. The company is being created as a holding company for the acquisition of small market professional and semi-professional sports team franchises, and sports-oriented providers of equipment, merchandise and other team and franchise consumables. We believe these acquisitions complement our management team's expertise and will benefit from our strategic and hands-on operational leadership.

The first acquisition will be for the Quad City Steamwheelers, an indoor football team playing in the Indoor Football League. Home games occur at The Taxslayer Center located at 1201 River Drive Moline, Illinois 61265. The next acquisition target is anticipated to be a sports apparel importer and manufacture located in North Texas.

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital, or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 2 – Summary of significant accounting policies

Cash and Cash Equivalents

For purposes of reporting within the statements of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC Topic 740, Income Taxes. Under FASB ASC Topic 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company's financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carryforward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the reliability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

Employee Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation ("ASC 718"). ASC 718 addresses all forms of share-based payment ("SBP") awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations.

Impairment of Long –Lived Assets

The Company reviews and evaluates its long-lived assets for impairment at each balance sheet date and documents such impairment testing. The tests include an evaluation of the assets and events or changes in circumstances that would indicate that the related carrying amounts may not be recoverable. Mineral properties in the exploration stage are monitored for impairment based on factors such as the Company's continued right to explore the area, exploration reports, assays, technical reports, drill results and the Company's continued plans to fund exploration programs on the property, whether sufficient work has been performed to indicate that the carrying amount of the mineral property cost carried forward as an asset will not be fully recovered, even though a viable mine has been discovered.

The tests for long-lived assets in the exploration, development or producing stage that would have a value beyond proven and probable reserves would be monitored for impairment based on factors such as current market value of the mineral property and results of exploration, future asset utilization, business climate, mineral prices and future undiscounted cash flows expected to result from the use of the related assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset, including evaluating its reserves beyond proven and probable amounts.

The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable either by impairment or by abandonment of the property. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds its fair value.

Adoption of Recent Accounting Pronouncements

As of December 31, 2015, the Company adopted guidance codified in ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company has applied this guidance retrospectively to all prior periods presented in the Company's financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued an accounting standard update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the

ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, for nonpublic entities using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

Note 3- Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 4 – Discontinued Operations

The Company will fully impair all assets at this time.

Note 5 – Related Party Transactions

As of December 31, 2019, the Company didn't have any related party transactions.

Note 6 – Stockholders Equity

As of December 31, 2019, the company hadn't issued any common shares. As of August 31, 2020, the company had 10,000,000 common shares issued and outstanding and 100,000,000 shares authorized.

Preferred Stock

As of December 31, 2019, the company hasn't issued any preferred shares and there are 500,000 shares authorized. Preferred shares have a 500 to 1 voting right compared to common stock. Preferred stock doesn't receive a dividend an can't be converted into common stock. As of August 31, 2020, the company has 100,000 preferred shares issued and outstanding.

Note 7 – Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has evaluated Staff Accounting Bulletin No. 118 regarding the impact of the decreased tax rates of the Tax Cuts & Jobs Act. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used due to the new tax law recently enacted.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the "Tax Act"). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. Topic 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

Note 8 – Subsequent Event

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that the following event should be disclosed.

COVID-19

With the global outbreak of the Coronavirus Disease 2019 (COVID-19) and the declaration of a pandemic by the World Health Organization on March 11, 2020.

EXHIBIT C TO FORM C

PITCH DECK

(See attached)

BOX ENTERTAINMENT

About:

The company was created as a holding company for the acquisition of small market professional and semi-professional sports team franchises, and sports-oriented providers of equipment, merchandise and other team and franchise consumables. We believe these acquisitions complement our management team's expertise and will benefit from our strategic and hands-on operational leadership.

Mission:

The mission of the company is to build a portfolio of professional sports team franchises and sports-oriented companies in order to provide efficiency in capitalization and management while creating synergy and buzz between the different companies for the benefit of the portfolio.

Market Opportunity

In an article published by CNBC on May 2, 2020 titled, "With sports on pause, new opportunities to buy stakes in cash-strapped teams could arise", Charles Baker, a partner at law firm O'Melveny who represents sport team owners, said that while Covid-19 has impacted revenue steams team owners are seeking to raise liquidity or exit their ownership positions. We are experiencing an increase in opportunities as valuations are depressed due to economic circumstances and believe that as the US pulls out of the pandemic sales for professional sports will rebound quickly.

Own the Experience

Prior to our offering the easiest way to invest in a sport team franchise was through Exchange Traded Funds (ETFs) that have small percentage ownership interests in companies with sports team exposure.

For those who aren't super-rich, but still want to own part of a team, one way to get a foot in the door is with a minor league team. Venture capitalists and institutional investors have been putting together financing deals for ownership groups such as ours that focus on teams in small markets. National Sports Services, a sports consulting firm, reports that well-run independent and minor league teams traditionally yield an annual return of 5% to 10%. That level of positive cash flow has pushed up the value of these teams, with selling prices averaging four times the purchase price after at least five years in operation.

Target Leagues
MAJOR ★ LEAGUE
MLL
LACROSSE
Major League Lacrosse
INDOOR
FOOTBALL
LEAGUE
IFL
Indoor Football League (IFL)
AFL
Arena Football League (AFL)
AMERICAN HOCKEY LEAGUE
AHL
American Hockey League
MASL
Major Arena Soccer League
CIF
Champions Indoor Football
Minor League Baseball















Initial Franchise Acquisition:
QUAD CITY
STEAMWHEELERS
INDOOR FOOTBALL



Vertically Integrated



Merchandise & Equipment Providers



Jersey & Apparel

Market Validation

Green Bay Packers

Storied National Football League franchise that sold shares in 1923 to the community to avoid bankruptcy. Rather than one owner, the team is owned by hundreds of thousands of fans.

Chattanooga FC

In 2019, inspired by the Green Bay Packers, the team successfully raised $1.5M via a Crowdfunding campaign that sold shares in the team to fans.

RedBall Acquisition Corp.

RedBall Acquisition Corp. (the "Company") announced 8/17/2020 the closing of its initial public offering of 57,500,000 units, which includes 7,500,000 units issued pursuant to the exercise by the underwriters of their over-allotment option in full. The offering was priced at $10.00 per unit, resulting in gross proceeds of $575,000,000.

EXHIBIT D TO FORM C

PLATFORM INFORMATION

(See attached)

IPO WALLET SUBSCRIPTION PROCESS (Exhibit D)

<u>Platform Compensation</u>

- As compensation for the services provided by IPO Wallet, the issuer is required to pay to IPO Wallet a fee consisting of a 9.25% (nine and a quarter percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and/or in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of IPO Wallet. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to IPO Wallet, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on IPO Wallets website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

<u>Hitting the Target Goal Early & Oversubscriptions</u>

- IPO Wallet will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a IPO Wallet issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). IPO Wallet will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on IPO Wallet and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT E TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

(See attached)

Box Entertainment, Inc.
BYLAWS
(the "Corporation")

STOCKHOLDERS

Annual Meeting

1. A meeting of the Stockholders of the Corporation (the "Stockholders") will be held annually for the purpose of electing directors (the "Directors") of the Corporation and for the purpose of doing other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Wyoming, the annual meeting will be held on the next succeeding business day or on a date determined by the board of directors for the Corporation (the"Board") that is no later than two weeks after the date specified in the meeting notice.

    The Corporation must hold its annual meeting within:

    a. 30 days after the date designated for the annual meeting or, if no date was designated;
    b. 13 months after its last annual meeting or organization.

    If the annual meeting is not held within that time period, then any shareholder or director may apply to the Court to fix the time and place of the meeting.

Special Meetings

2. Unless otherwise prescribed by statute, special meetings of the Stockholders, for any purpose or purposes, may only be called in the following ways:

    a. By a majority of the Board; or
    b. By the president of the Corporation (the "President"); or
    c. By the holders of stock entitled to cast in total not less than 10 percent of the votes on any issue proposed for the meeting where written requests describing the purpose or purposes for the special meeting are signed, dated and delivered to a member of the Board or other Officer of the Corporation.

    The Board will determine the time, place and date of any special meeting provided that, in the case of a special meeting called by the requisite percentage of Stockholders in accordance with these Bylaws, the Board will issue notice of the special meeting within 30 days of receipt of the written demand(s) by the relevant Officer of the Corporatio

Place of Meeting

3. The annual meetings or special meetings of the Stockholders may be held at any place in or out of the State of Wyoming at a place to be determined at the discretion of the Board. If no designation of the location is made for any annual or special meeting of the Stockholders, the place of the meeting will be the Registered Office of the Corporation in Wyoming. The Corporation must hold its annual meeting within the earlier of a) six months after the end of the Corporation's fiscal year or; b) fifteen months after its last annual meeting. If an annual meeting is not held within that time period, a Stockholder may direct a request in writing to the Chairman of the Board of the Corporation to hold the annual meeting. If a notice of meeting is not given within 60 days of that request, then any Stockholder entitled to vote at an annual meeting may apply to any court having jurisdiction for an order directing that the meeting be held and fixing the time and place of the meeting.

Notice of Meetings

4. The written notice of any meeting will be given not less than 10 days, but not more than 60 days before the date of the meeting to each Stockholder entitled to vote at that meeting. The written notice of the meeting will state the place, date and hour of the meeting, the means of remote communications, if any, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

    If mailed, notice is given when the notice is deposited in the United States mail, postage prepaid, and directed to the Stockholder at the address of the Stockholder as it appears on the records of the Corporation. An affidavit of the secretary (the "Secretary") of the Corporation that the notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated in the notice.

    A written waiver, signed by the person entitled to a notice of meeting, or a waiver by electronic transmission by the person entitled to that notice, whether before or after the time stated in the notice, will be deemed equivalent to the person receiving the notice. Further, attendance of a person at a meeting will constitute a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Consent of Stockholders in Lieu of Meeting

5. Any action to be taken at any annual or special meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all stock entitled to vote on the matter were present and voted is delivered to the Corporation. Every written consent will bear the date of signature of each Stockholder who signs the consent. However, no written consent will be effective unless the consent is delivered, either by hand or by certified or registered mail, within 90 days of the earliest dated consent, to the Registered Office of the Corporation in this State, its Principal Place of Business or an Officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded.

Remote Communication Meetings

6. Remote communication means any electronic communication including conference telephone, video conference, the Internet, or any other method currently available or developed in the future by which Stockholders not present in the same physical location may simultaneously communicate with each other.

   Where permitted under the statutes and regulations of the State of Wyoming, and in the sole and reasonable discretion of the Board of Directors, a meeting of Stockholders of the Corporation may be held at a specific location or may be held by any means of remote communication. Where a meeting will employ remote communication, one or more Stockholders may participate by means of remote communication or the meeting may be held solely by means of remote communication at the sole discretion of the Board of Directors. Where any remote communication is used in a Stockholder meeting, all persons authorized to vote or take other action at the meeting must be able to hear each other during the meeting and each person will have a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting. All votes or other actions taken at the meeting by means of electronic transmission must be maintained as a matter of record by the Corporation.

List of Stockholders Entitled to Vote

7. The Officer who has charge of the Stock Ledger of the Corporation will prepare and make, 30to 60 days before every meeting of the Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each

stockholder and the number of shares of stock registered in the name of each Stockholder. The list must be available for inspection by any Stockholder beginning ten days prior to the meeting and continuing through the meeting. The list must be provided for any purpose related to the meeting:

a.   On a reasonably accessible electronic network, so long as the information required to access the list is provided with the notice of the meeting; or

b.   During ordinary business hours, at the Principal Place of Business of the Corporation.

If the Corporation decides to make the list available on an electronic network, the Corporation will ensure that this information is available only to Stockholders of the Corporation. If the meeting is to be held at a physical location, then the list will be produced and kept at the time and place of the meeting during the whole time of the meeting and may be inspected by any Stockholder who is present.

If the meeting is to be held solely by means of remote communication, then the list will also be open to the examination of any Stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list will be provided with the notice of the meeting.

If any Director willfully neglects or refuses to produce the list of Stockholders at any meeting for the election of Directors, or to open such a list to examination on a reasonably accessible electronic network during any meeting for the election of Directors held solely by means of remote communication, those Directors will be ineligible for election to any office at that meeting.

The Stock Ledger will be the only evidence as to who are the Stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of Stockholders.

Quorum and Required Vote

8.   A minimum of 51 percent of the stock entitled to vote, present in person or represented by proxy, will constitute a quorum entitled to take action at a meeting of Stockholders.

In all matters other than the election of Directors, any act of the Stockholders must be passed by an affirmative vote of the majority of the stock present in person or represented by proxy at the meeting and entitled to vote on the matter.

Directors will be elected by a majority of the votes of the stock present in person or represented by proxy at the meeting and entitled to vote on the election of Directors.

Where a separate vote by a class or series or classes or series of stock ("Eligible Stock") is required, 51 percent of the outstanding Eligible Stock present in person or represented by proxy, will constitute a quorum entitled to take action with respect to that vote on that matter. Any act to be taken must be passed by an affirmative vote of the majority of the outstanding Eligible Stock present in person or represented by proxy.

Stockholders Voting Rights and Proxies

9. Subject to the Certificate of Incorporation, each Stockholder will be entitled to one vote for each share of stock held by that Stockholder.

Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for that Stockholder by proxy, but no proxy will be valid after 3 years from the date of its execution unless the proxy provides for a longer period.

Execution of a proxy may be accomplished by the Stockholder or by the authorized Officer, Director, employee or agent of the Stockholder, signing the writing or causing that person's signature to be affixed to the writing by any reasonable means including, but not limited to, by facsimile signature.

A duly executed proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock or an interest in the Corporation generally.

Voting Rights of Fiduciaries, Pledgers and Joint Owners of Stock

10. Persons holding stock in a fiduciary capacity will be entitled to vote the stock so held. Persons whose stock is pledged will be entitled to vote, unless, in the transfer by the pledger on the books of the Corporation, that person has expressly empowered the pledgee to vote the stock, in which case only the pledgee, or that pledgee's proxy, may represent and vote the stock.

Voting Trusts and Other Voting Agreements

11. Two or more Stockholders may, by agreement in writing, create a voting trust by depositing their stock with a voting trustee, who will have the authority to vote the stock in accordance with the terms and conditions of the voting trust agreement. To be valid, the voting trustee must deliver copies of the list of Stockholders and the voting trust agreement to the Registered Office of the Corporation in this state. Upon receiving the voting trust agreement, the Corporation will issue new stock certificates in the name of the trustee and cancel the old stock certificates. The new stock certificates issued will state that they are issued pursuant to a voting trust agreement.

Any amendment to a voting trust agreement will be made by a written agreement, a copy of which will be filed with the Registered Office of the Corporation in this state.

The right of inspection of any voting trust agreement or related amendment by a Stockholder of record or a holder of a voting trust certificate, in person or by agent, will be the same right of inspection that applies to the securities register of the Corporation.

An agreement between two or more Stockholders, if in writing and signed by the parties to the agreement, may provide that in exercising any voting rights, the stock held by them will be voted as provided by the agreement, or as the parties may agree, or as determined in accordance with a procedure agreed upon by them.

The above provisions concerning voting trusts and voting agreements will not be deemed to invalidate any voting or other agreement among Stockholders or any irrevocable proxy which is not otherwise illegal.

Cumulative Voting

12. Stockholders may use cumulative voting elections when electing Directors.

BOARD OF DIRECTORS

General Powers

13.   The business and affairs of the Corporation will be managed by or under the direction of
      the Board.

Number, Tenure and Quorum

14.   The Board will consist of five members, each of whom will be a natural person. Directors
      need not be Stockholders. Each Director will hold office until that Director's successor is
      elected and qualified or until that Director's earlier resignation or removal. Any Director may
      resign at any time upon notice given in writing or by electronic transmission to the
      Corporation. In order to transact business at a meeting of the Directors, a quorum of 51
      percent of the total number of Directors eligible to vote will be required. The vote of the
      majority of the Directors present at a meeting at which a quorum is present will be the act of
      the Board.

Regular Meetings

15.   By resolution, the Board may provide the time and place, either within or without the State
      of Wyoming, for the holding of regular meetings without any notice other than that
      resolution.

Special Meetings

16.   Special meetings of the Board may be called by or at the request of the President or by a
      majority of the Directors. The person or persons calling that special meeting of the Board
      may fix any date, time or place, either within or without the State of Wyoming, to be the
      date, time and place for holding that special meeting.

Notice

17.   Written notice of the date, time, and place of a special meeting of the Board will be given at
      least 3 days prior to the date set for that meeting. The written notice can be given personally,
      by mail, by private carrier, by telegraph, by telephone facsimile, or by any other manner as
      permitted by the General Corporation Laws of Wyoming. The notice will be given by the
      Secretary or one of the persons authorized to call Directors' meetings.

      If written notice is mailed, correctly addressed to a Director's address as provided in the
      Corporation's current records, the notice will be deemed to have been given to that
      Director at the time of mailing. If written notice is sent by private carrier or if the written

notice is sent by United States mail, postage prepaid and by registered or certified mail, return receipt requested, the notice will be deemed to have been given to a Director on the date shown on the return receipt. Otherwise notice is effective when received by a Director.

Notice of any Directors' meeting may be waived by a Director before or after the date and time of the meeting. The waiver must be in writing, must be signed by a Director, and must be delivered to the Corporation for inclusion in the minutes or filing with the corporate records. The attendance of a Director at a meeting of the Board will constitute a waiver of notice of that meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully convened.

Action by Directors Without a Meeting

18. Any action to be taken at any meeting of the Board or of any committee of the Board may be taken without a meeting if all members of the Board or committee, as the case may be, consent to it in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board, or committee. This filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Remote Communication Meetings

19. Remote communication means any electronic communication including conference telephone, video conference, the Internet, or any other method currently available or developed in the future by which Directors not present in the same physical location may simultaneously communicate with each other.

A meeting of the Board may be held by any means of remote communication by which all persons authorized to vote or take other action at the meeting can hear each other during the meeting and each person has a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting.

Vacancies and Newly Created Directorships

20. When vacancies or newly created directorships resulting from any increase in the authorized number of Directors occur, a majority of the Directors then in office, although less than a quorum, or a sole remaining Director will have the power to appoint new Directors to fill this vacancy or vacancies. Each new Director so chosen will hold office until

the next annual meeting of the Stockholders.

If at any time, by reason of death or resignation or other cause, the Corporation should have no Directors in office, then any Officer or any Stockholder or an executor, administrator, trustee or guardian of a Stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a Stockholder, may call a special meeting of Stockholders for an election to fill the vacancy.

When one or more Directors resign from the Board and the resignation is to become effective at a future date, a majority of the Directors then in office, including those who have so resigned, will have the power to appoint new Directors to fill this vacancy or vacancies. The appointments of these new Directors will take effect when the resignation or resignations are to become effective, and each new Director so chosen will hold office until the next annual meeting of the Stockholders.

Removal

21.   Any Director or the entire Board may be removed, with or without cause, by the holders of a majority of the stock then entitled to vote at an election of Directors at a special meeting of the Stockholders called for that purpose. No director may be removed when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election where the same total number of votes were cast.

Organization

22.   Meetings of the Board will be presided over by the President, or in the President's absence by a Director chosen at the meeting. The Secretary will act as secretary of the meeting, but in the absence of the Secretary, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Chairman of the Board

23.   The Chairman of the Board, if present, will preside at all meetings of the Board, and exercise and perform any other authorities and duties as may be from time to time delegated by the Board.

Compensation

24.   The Board will, by resolution, fix the fees and other compensation for the Directors for their services as Directors, including their services as members of committees of the Board. All changes to Director compensation are subject to ratification by the Stockholders.

Presumption of Assent

25.   A Director of the Corporation who is present at a meeting of the Board will be presumed to have assented to an action taken on any corporate matter at the meeting unless:

   a.   The Director objects at the beginning of the meeting, or promptly upon the Director's arrival, to holding the meeting or transacting business at the meeting;

   b.   The Director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

   c.   The Director delivers written notice of the Director's dissent or abstention to the presiding officer of the meeting before the adjournment of the meeting or to the Corporation within a reasonable time after adjournment of the meeting.

Any right to dissent or abstain from the action will not apply to a Director who voted in favor of that action.

COMMITTEES

Appointment

26.   The Board may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not that member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member.

The committee or committees, to the extent provided in the resolution of the Board will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. No such committee will have the power or authority in reference to the following matters:

a.   Approving or adopting, or recommending to the Stockholders, any action or matter (other than the election or removal of Directors) expressly required by the General Corporation Laws of Wyoming to be submitted to Stockholders for approval; or

b.   Adopting, amending or repealing any Bylaw of the Corporation.

Tenure
27.   Each member of a committee will serve at the pleasure of the Board.

Meetings and Notice
28.   The method by which Directors' meetings may be called and the notice requirements for these meetings as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Quorum
29.   The requirements for a quorum for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Action Without a Meeting
30.   The requirements and procedures for actions without a meeting for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Resignation and Removal
31.   Any member of a committee may be removed at any time, with or without cause, by a resolution adopted by a majority of the full Board. Any member of a committee may resign from the committee at any time by giving written notice to the Chairman of the Board of the Corporation, and unless otherwise specified in the notice, the acceptance of this resignation will not be necessary to make it effective.

Vacancies

32.   Any vacancy in a committee may be filled by a resolution adopted by a majority of the full Board.

Committee Rules of Procedure

33.   A committee will elect a presiding officer from its members and may fix its own rules of procedure provided they are not inconsistent with these Bylaws. A committee will keep regular minutes of its proceedings and report those minutes to the Board at the first subsequent meeting of the Board.

OFFICERS

Appointment of Officers

34.   The Officers of the Corporation (individually the "Officer" and collectively the "Officers") will consist of the President, a treasurer (the "Treasurer") and the Secretary.

   The Officers will be appointed by the Board at the first meeting of the Directors or as soon after the first meeting of the Directors as possible, if Officers have not already been appointed. Any appointee may hold one or more offices.

Term of Office

35.   Each Officer will hold office until a successor is duly appointed and qualified or until the Officer's death or until the Officer resigns or is removed as provided in these Bylaws.

Removal

36.   Any Officer or agent appointed by the Board or by the Incorporators may be removed by the Board at any time with or without cause, provided, however, any contractual rights of that person, if any, will not be prejudiced by the removal.

Vacancies

37.   The Board may fill a vacancy in any office because of death, resignation, removal, disqualification, or otherwise.

President

38. Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the President will be:

   a. To have the general management and supervision, direction and control of the business and affairs of the Corporation;

   b. To preside at all meetings of the Stockholders when the Chairman of the Board is absent;

   c. To call meetings of the Stockholders to be held at such times and at such places as the President will deem proper within the limitations prescribed by law or by these Bylaws;

   d. To ensure that all orders and resolutions of the Board are effectively carried out;

   e. To maintain records of and certify, whenever necessary, all proceedings of the Board and the Stockholders;

   f. To put the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the opinion of the President, should be executed on behalf of the Corporation; to sign certificates for the Corporation's stock; and, subject to the instructions of the Board, to have general charge of the property of the Corporation and to supervise and manage all Officers, agents and employees of the Corporation; and

   g. To perform all other duties and carry out other responsibilities as determined by the Board.

Treasurer

39. Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the Treasurer will be:

   a. To keep accurate financial records for the Corporation;

b. To deposit all money, drafts and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board;

c. To endorse for deposit all notes, checks, drafts received by the Corporation as instructed by the Board, making proper vouchers for them;

d. To disburse corporate funds and issue checks and drafts in the name of the Corporation, as instructed by the Board;

e. To submit to the President and the Board, as requested, an account of all transactions by the Treasurer and the financial condition of the Corporation;

f. To prepare and submit to the Board annual reports detailing the financial status of the Corporation; and

g. To perform all other duties and carry out other responsibilities as prescribed by the Board or the President.

Secretary

40. The Secretary will perform the following duties:

a. Prepare the minutes of the meetings of the Stockholders and meetings of the Board and keep those minutes in one or more books provided for that purpose;

b. Authenticate the records of the Corporation as will from time to time be required;

c. Ensure that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

d. Act as custodian of the corporate records and of the corporate seal, if any, and ensure that the seal of the Corporation, if any, is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized;

e. Keep a register of the post office address of each Stockholder;

f.   Sign, along with the President, certificates for stock of the Corporation, the issuance of which will have been authorized by resolution of the Board;

g.   Have general charge of the Stock Ledger of the Corporation; and

h.   Perform all duties incidental to the office of Secretary and any other duties as from time to time may be delegated to the Secretary by the President or the Board.

Delegation of Authority

41.   The Board reserves the authority to delegate the powers of any Officer to any other Officer or agent, notwithstanding any provision in these Bylaws.

LOANS, CHECKS, DEPOSITS, CONTRACTS

Loans

42.   Without authorization by a resolution of the Board, the Corporation is prohibited from making or accepting loans in its name or issuing evidences of indebtedness in its name. The authorization of the Board for the Corporation to perform these acts can be general or specific.

Checks, Drafts, Notes

43.   All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation must be signed by a designated Officer or Officers, agent or agents of the Corporation and in a manner as will from time to time be determined by resolution of the Board.

Deposits

44.   All funds of the Corporation not otherwise used will be deposited to the credit of the Corporation in banks, trust companies, or other depositories designated by the Board.

Voting Securities Held by the Corporation

45.   The President, or another Officer or agent designated by the Board will, with full power and authority attend, act, and vote, on behalf of the Corporation, at any meeting of security holders or interest holders of other corporations or entities in which the Corporation may hold securities or interests. At that meeting, the President or other delegated agent will have and execute any and all rights and powers incidental to the ownership of the securities or

interests that the Corporation holds.

Contracts

46.   The Board may give authority to any Officer or agent, to make any contract or execute and deliver any instrument in the name of the Corporation and on its behalf, and that authority may be general or specific.

Conflict of Interest by Directors

47.   A Director or Officer of the Corporation will be disqualified from voting as a Director or Officer on a specific matter where that Director or Officer deals or contracts with the Corporation either as a vendor or purchaser.

A Director or Officer of the Corporation will not be disqualified as a Director or Officer for the sole reason that the Director or Officer deals or contracts with the Corporation either as a vendor, purchaser, or otherwise.

Loans to Employees and Officers

48.   The Corporation may lend money to, or guaranty any obligation of, or otherwise assist, any Officer or employee of the Corporation or of its subsidiary, including any Officer or employee who is a Director of the Corporation or any subsidiary of the Corporation, whenever, in the opinion of the Directors, the loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board will approve, including, without limitation, a pledge of stock of the Corporation. Nothing contained in this section is to be construed so as to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any applicable statute.

APPENDIX GLOSSARY

- **Bylaws** - the purpose of these bylaws (the "Bylaws") is to provide rules governing theinternal management of the Corporation.

- **Chairman of the Board** - Once a Board of Directors has been appointed or elected by the Stockholders, the Board will then elect a chairman (the "Chairman of the Board"). The Chairman of the Board will act to moderate all meetings of the Board of Directors and any other duties and obligations as described in these Bylaws.

- **Corporate Officer** - A corporate officer (individually the "Officer" and collectively the "Officers") is any individual acting for or on behalf of the Corporation. An Officer of the Corporation will usually be appointed to a specific task such as secretary, president, treasurer or other similar position. One person may hold several offices. The Officers will manage the day- to-day operations of the Corporation and report to the Board of Directors.

- **Principal Executive Office** - The Principal Executive Office for the Corporation is where the President of the Corporation has an office.

- **Principal Office** - The Principal Office of the Corporation is the address designated in the annual report where the executive offices of the Corporation are located.

- **Principal Place of Business** - The Principal Place of Business is the address at which the Corporation conducts its primary business.

- **Registered Office** - The Registered Office is the physical street address within the state where the registered agent can be contacted during normal business hours for service of process.

- **Stock Ledger** - A Stock Ledger is the complete record of the owners of shares of stock in the Corporation.